ferrovial

FERROVIAL SE ("FERROVIAL" OR THE "COMPANY") ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM

Amsterdam, 17 February 2026

Ferrovial (Ticker: "FER") refers to the announcement disclosed to the market on 12 December 2025, regarding the implementation of a repurchase program for its own shares (the "**Program**").

The Company reports that, during the period between 9 and 13 February 2026, it has carried out the following transactions under the Program.

Date	Security	Trading venue	Number of shares purchased	Weighted Average Price (€)
09/02/2026	FER	US trading venues	42,300	61.24
10/02/2026	FER	US trading venues	41,300	61.54
11/02/2026	FER	US trading venues	41,900	62.01
12/02/2026	FER	US trading venues	41,200	62.19
13/02/2026	FER	US trading venues	41,900	61.27
Total			**208,600**	**61.65**

Detailed information on the individual shares purchase transactions carried out in the above-mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial-information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back-program-transactions/.

Within the framework of the Program, since its beginning up to and including 13 February 2026, the Company has repurchased a total of 1,883,029 shares for a total amount of 108,491,053.54 euro.

Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions.

About Ferrovial

Ferrovial is one of the world's leading infrastructure companies, with a distinctive integrated business model supporting the entire lifecycle of a project from design, financing and construction to operation and maintenance. The company has a global presence and employs over 25,500 people worldwide. North America is the company's growth engine, representing the majority of its asset value, based on analysts' consensus valuation. Ferrovial is triple listed on the U.S, Spanish and Dutch stock markets. It is included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.

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